One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

June 12, 2017

VIA EDGAR

Ms. Jennifer Gowetski

Office of Real Estate and Commodities

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	InPoint Commercial Real Estate Income, Inc.

Form 10-12G

Filed May 2, 2017

File No. 000-55782

Dear Ms. Gowetski:

This letter sets forth the response of our client, InPoint Commercial Real Estate Income, Inc. (the “Company”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), as set forth in its letter dated May 30, 2017 regarding the Company’s Registration Statement on Form 10 filed with the Commission via EDGAR on May 2, 2017 (the “Form 10”).

In connection with the submission of this correspondence, the Company has filed Amendment No. 1 to the Form 10 (the “Amendment”) with the Commission via EDGAR. A blacklined version of Amendment No. 1, which is marked to show changes from the Form 10, is enclosed herewith. For convenience of reference, this response letter includes the comments issued by the Commission in its letter dated May 30, 2017, followed by the Company’s responses thereto.

General

1.    Comment: Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In such event, please incorporate your responses to our comments in your periodic reports, as applicable.

Response:    The Company acknowledges that the Form 10 will go effective by lapse of time, and that it will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), upon effectiveness.

Alston & Bird LLP	www.alston.com

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Ms. Jennifer Gowetski

June 12, 2017

2.    Comment: We note that you were formed to originate, acquire and manage a diversified portfolio of commercial real estate investments comprised primarily of CRE debt and CRE securities, and that you may also invest in equity investments in single-tenant, net leased properties. Further, we note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response:    The Company intends to operate, through its direct and indirect wholly owned or majority-owned subsidiaries, so that it, its operating partnership and each of the subsidiaries of its operating partnership is not required to register as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). Under Section 3(a)(1) of the 1940 Act, an issuer is not deemed to be an investment company if:

•	it neither is, nor holds itself out as being, engaged primarily, nor proposes to engage primarily, in the business of investing, reinvesting or trading in securities (the “Primarily Engaged Test”); and

•	it neither is engaged nor proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and does not own or propose to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis (the “40% Test”).

The Company expects that it and its operating partnership will be able to satisfy both the Primarily Engaged Test and the 40% Test discussed above. The Company is organized as a holding company and expects to conduct its businesses primarily through its wholly owned subsidiary, its operating partnership, and through the wholly owned and majority owned subsidiaries of its operating partnership. With respect to the Primarily Engaged Test, neither the Company nor its operating partnership intends to engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, securities will be purchased through wholly owned or majority-owned subsidiaries of the operating partnership, each of which will rely on an exception from registration under the 1940 Act. Accordingly, the Company and its operating partnership will be primarily engaged in the non-investment company businesses of these subsidiaries. With respect to the 40% Test, the Company expects that most of the entities through which it indirectly owns assets will be wholly owned subsidiaries that are not themselves investment companies and are not relying on the exceptions from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act and, thus, neither the Company nor its operating partnership expects to own a significant amount of “investment securities” (as such term is used in the 1940 Act).

The Company expects that most of the subsidiaries of its operating partnership will be able to rely on Section 3(c)(5)(C) of the 1940 Act for an exception from the definition of an investment company. Section 3(c)(5)(C) generally provides that any person not engaged in the business of issuing redeemable securities and who is primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate is excepted from the definition of investment company. The Commission’s position on Section 3(c)(5)(C) generally requires that an Company maintain at least 55% of its assets in “mortgages and other liens on and interests in real estate” (“qualifying real estate assets”) and at least 80% of its assets in qualifying real estate assets or real estate-related assets. No more than 20% of the value of its assets may be assets (“miscellaneous assets”) other than qualifying real estate

Ms. Jennifer Gowetski

June 12, 2017

assets and real estate-related assets. The Company expects that each of the subsidiaries relying on Section 3(c)(5)(C) will invest at least 55% of its assets in qualifying real estate assets, and approximately an additional 25% of its assets in other types of real estate-related assets. In addition, none of the subsidiaries expects to issue currently redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, as those terms are defined in the 1940 Act. To avoid registration as an investment company, the Company expects to limit the investments that the subsidiaries make, directly or indirectly, in assets that are not qualifying real estate assets and in assets that are not real estate-related assets.

Below is an analysis of how potential investments of the subsidiaries of the operating partnership of the Company will be treated for purposes of the exclusions provided by Sections 3(c)(5)(C), in each case consistent with relevant Commission guidance:

First and Second Mortgage Loans. A first mortgage loan will be treated as a qualifying real estate asset, as long as the loan is “fully secured” by real estate at the time a subsidiary originates or acquires the loan. Likewise, mortgage loans that are junior to a mortgage owned by another lender, or second mortgages, will be treated as qualifying real estate assets if the real property fully secures the second mortgage. The Company will treat loans with loan-to-value ratios in excess of 100% to be real estate-related assets if the real estate securing the loan has an appraised value of 55% of the fair market value of the loan on the date of acquisition.

Mezzanine Loans. Real estate loans secured by 100% of the equity securities of a special purpose entity that owns real estate, or mezzanine loans, will be treated as qualifying real estate assets so long as they are structured as “Tier 1” mezzanine loans in accordance with the following criteria set forth in a Commission no-action letter:

•	the loan is made specifically and exclusively for the financing of real estate;

•	the loan is underwritten based on the same considerations as a second mortgage and after the lender performs a hands-on analysis of the property being financed;

•	the subsidiary as lender exercises ongoing control rights over the management of the underlying property to the same extent as is customary by holders of a second mortgage;

•	the subsidiary as lender has the right to readily cure defaults or purchase the mortgage loan in the event of a default on the mortgage loan;

•	the true measure of the collateral securing the loan is the property being financed and any incidental assets related to the ownership of the property; and

•	the subsidiary as lender has the right to foreclose on the collateral and, through its ownership of the property-owning entity, become the owner of the underlying property.

Ms. Jennifer Gowetski

June 12, 2017

Participations. A participation interest in a loan will be treated as a qualifying real estate asset only if the interest is a participation in a whole mortgage loan, such as an A-Note or a B-Note. An A-Note will be treated as a qualifying real estate asset if the A-Note is fully secured and the subsidiary is the controlling investor with the ability to foreclose on the mortgage. A B-Note will be treated as a qualifying real estate asset if it meets the following criteria, as set forth in a Commission no-action letter:

•	the B-Note is a participation interest in a mortgage loan that is fully secured by real property;

•	the subsidiary as B-Note holder has the right to receive its proportionate share of the interest and the principal payments made on the mortgage loan by the borrower, and the subsidiary’s returns on the B-Note are based on such payments;

•	the subsidiary invests in B-Notes only after performing the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan;

•	the subsidiary as B-Note holder has approval rights in connection with any material decisions pertaining to the administration and servicing of the mortgage loan and with respect to any material modification to the mortgage loan agreements; and

•	in the event that the mortgage loan becomes non-performing, the subsidiary as B-Note holder has effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (i) appoint the special servicer to manage the resolution of the loan; (ii) advise, direct or approve the actions of the special servicer; (iii) terminate the special servicer at any time without cause; (iv) cure the default so that the mortgage loan is no longer non-performing; and (v) purchase the A-Note at par plus accrued interest, thereby acquiring the entire mortgage loan.

If these conditions are not met, the Company may treat the B-Note as a real estate-related asset or as a miscellaneous asset depending upon applicable Commission guidance, if any.

Real Estate-Related Securities. The Company will treat as real estate-related assets any commercial mortgage-backed securities (“CMBS”), collateralized debt obligation notes and debt and equity securities of companies primarily engaged in real estate businesses that its operating partnership’s subsidiaries own.

Joint Venture Interests. Consistent with Commission guidance, when measuring Section 3(c)(5)(C) compliance, asset values will be calculated on an unconsolidated basis, which means that when assets are held through another entity, the value of a subsidiary’s interest in the entity will be treated as follows: (i) if the subsidiary owns less than a majority of the voting securities of the entity, then the value of its interest in the entity will be treated as a real estate-related asset if the entity engages in the real estate business, such as a real estate investment trust (“REIT”) relying on Section 3(c)(5)(C), and otherwise as miscellaneous assets; (ii) if the subsidiary owns a majority of the voting securities of the entity, then the value of the subsidiary’s interest in the entity will be allocated among qualifying real estate assets, real estate-related assets and miscellaneous assets in proportion to the entity’s ownership of qualifying real estate assets, real estate-related assets and miscellaneous assets; and (iii) if the subsidiary is the general partner or managing member of an entity, then (a) the value of the subsidiary’s interest in the entity will be treated as in item (ii) above if the subsidiary is actively involved in the management and operation of the venture and the subsidiary’s consent is required for all major decisions affecting the

Ms. Jennifer Gowetski

June 12, 2017

venture and (b) the value of the subsidiary’s interest in the entity will be treated as in item (i) above if the subsidiary is not actively involved in the management and operation of the venture or the subsidiary’s consent is not required for all major decisions affecting the venture.

The Company will monitor its investments at the time of acquisition and disposition of each investment and on an ongoing basis to determine compliance with the exemptions/exclusions from registration discussed above. The Company will classify its assets for purposes of the 1940 Act, including the Section 3(c)(5)(C) exclusion with respect to its subsidiaries, in accordance with no-action positions taken by the Staff in the past, subject to any further guidance issued by the Staff in the future. In 2011, the Commission issued a concept release indicating that the Staff was reviewing interpretive issues relating to Section 3(c)(5)(C) and soliciting views on the application of Section 3(c)(5)(C) to companies engaged in the business of acquiring mortgages and mortgage-related instruments. The concept release and the public comments thereto have not yet resulted in Commission rulemaking or interpretive guidance. To the extent that the Commission or the Staff provides further guidance regarding any of the exceptions that the Company and its subsidiaries rely on from registration as an investment company, the Company may be required to adjust its strategy accordingly.

The Company expects that substantially all of the assets of its operating partnership’s subsidiaries will meet the standard set forth in Section 3(c)(5)(C). However, because the acquisition of the Company’s initial investments through its operating partnership are CMBS that may not meet the standard set forth in Section 3(c)(5)(C), the Company and its operating partnership may not currently satisfy the requirements of Section 3(a)(1)(C) because the operating partnership’s subsidiaries may initially be required to rely on Section 3(c)(1) or Section 3(c)(7). As a result, the Company, the operating partnership and the operating partnership’s subsidiaries currently rely on Rule 3a-2 under the 1940 Act, which provides a safe harbor exemption, not to exceed one year, for companies that have a bona fide intent to be engaged in an excepted activity but that temporarily fail to meet the requirements for another exemption from registration as an investment company. Following the safe harbor period permitted by Rule 3a-2, the securities issued to the operating partnership by any wholly-owned subsidiaries or majority-owned subsidiaries that the Company may form in the future that are excluded from the definition of investment company based on Section 3(c)(1) or 3(c)(7), together with any other investment securities the operating partnership may own, may not have a value in excess of 40% of the value of the operating partnership’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. The Company will monitor its holdings to ensure continuing and ongoing compliance with this test.

3.    Comment: We note that you intend to operate in a manner that will allow you to qualify as a real estate investment trust. Accordingly, please tell us how you considered the applicability of Industry Guide 5, or revise to provide the disclosure required by Industry Guide 5. See Securities Act Release 33-6900 (June 17, 1991). As applicable, please provide appropriate disclosure relating to prior performance, including prior performance tables and narrative disclosure regarding material adverse business developments.

Response:    In connection with the preparation of the Form 10, the Company considered, among other things, the requirements of (i) 17 CFR Chapter II Part 229 – Standard Instructions for Filing Forms under the Securities Act of 1933, the Securities Exchange Act of 1934 and Energy Policy and Conservation Act of 1975 – Regulation S-K (“Regulation S-K”), including Regulation S-K Items 801 and 802 in particular; (ii) 17 CFR Chapter II Part 240 – General Rules and Regulations, Securities Exchange Act of 1934, as required by the General Instructions on Form 10; (iii) 17 CFR Chapter II Part 241 – Interpretive Releases Related to the Securities Exchange Act of 1934 and General Rules and Regulations Thereunder (“Part 241”), under which Release 33-6900 (defined below) can be found; and (iv) the

Ms. Jennifer Gowetski

June 12, 2017

applicability of Securities Act Release 33-6900 (June 17, 1991) (“Release 33-6900”) and Industry Guide 5 (“Guide 5”). Following its review, the Company concluded that it would be inappropriate for the Company to include additional disclosures under Guide 5, including any prior performance information, in the Form 10 because the Company is not registering its securities for sale under the Securities Act of 1933, as amended (the “Securities Act”), rather the Company is registering on Form 10 pursuant to Section 12(g) of the Exchange Act.

In reaching the conclusion that additional disclosures would be inappropriate, the Company considered the framework of the rules as set forth in Regulation S-K Items 801 and 802 in the context of Form 10. Item 801 applies only to registration statements under the Securities Act and requires that such registration statements contain the information set forth in the applicable industry guide. Item 802 applies to registration statements under the Exchange Act. However, Guide 5 information is only required to be included for registrations under the Securities Act pursuant to Item 801, not registrations under the Exchange Act pursuant to Item 802.

The Company also notes that the Commission has specifically extended the applicability of Securities Act Industry Guides to registrations for certain types of organizations under the Exchange Act Industry Guides, but the Commission has not done so with respect to Guide 5. In the Exchange Act Industry Guides, Guide 3 and Guide 4 relate to the disclosures of bank holding companies and unpaid claims and claim adjustment expenses of property casualty underwriters, respectively, and specifically state that each guide applies to the business portion of registration statements filed on Form 10. Neither Guide 3 nor Guide 4 apply to the Company, and there is no such corresponding requirement included for an Exchange Act Industry Guide 5, as applied to a real estate limited partnership or a real estate investment trust.

Release 33-6900 provides the Commission’s views concerning disclosure requirements applicable to roll-up transactions and initial public offerings of units and other similar securities as amendments to 17 CFR Chapter II Part 231 – Interpretive Releases Relating to the Securities Act of 1933 and General Rules and Regulations Thereunder (“Part 231”). Release 33-9600 also amends Part 241 with respect to NASD requirements for roll-up transactions and matching services and crossing arrangements, as described therein, but not with respect to the applicability of Guide 5. As noted above, the Company is registering under the Exchange Act and not the Securities Act; therefore, the additional considerations regarding registrations under the Securities Act are not applicable to the Company at this time.

With respect to the language of Release 33-6900, the Commission specifically extends the considerations in Release 33-6900 to “the preparation of registration statements for real estate investment trusts” citing as it does Regulation S-K 801(e), wherein a Company would be required to disclose the information required by Guide 5 in a registration statement under the Securities Act. As previously noted, neither Item 801 nor 802 would require the information in Guide 5 to be disclosed in the Form 10. In addition, the Form 10 does not relate to a roll-up transaction, the public offering of units or other similar securities or matching services and other crossing arrangements, so the amendments of Part 231 and Part 241 pursuant to Release 33-6900 are not relevant in this case. Therefore, the Company does not believe that additional disclosures under Guide 5 are appropriate in the Form 10.

4.    Comment: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. To the extent you are relying on Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016),

Ms. Jennifer Gowetski

June 12, 2017

Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), or Hines Global REIT II, Inc. (Letter dated April 26, 2017), please provide us with an analysis as to how your program is consistent with such relief. To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions at 202-551-3440.

Response:    The Company acknowledges that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to its share repurchase program. As disclosed in the Amendment, as of the date hereof, holders of the Company’s Class P shares may only request to that their shares repurchased under the Company’s share repurchase program in the case of death or disability. The Company intends to adopt a share repurchase plan that is available to all stockholders to become effective as of the NAV Pricing Date (as defined in the Amendment), and prior to such adoption will discuss the plan with the Office of Mergers and Acquisitions to determine if such plan is consistent with prior no-action relief.

5.    Comment: Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption, you may contact the Division of Trading and Markets at 202-551-5777.

Response:    The Company, with the assistance of counsel, has analyzed the applicability of Regulation M to its share repurchase program and has determined that the elements of its share repurchase program are consistent with the class relief granted by the Division of Market Regulation.

Investment Portfolio, page 2

6.    Comment: Please tell us and expand your disclosures to also include the current credit ratings of your securities, including changes or potential changes to those ratings.

Response:    The Company does not disclose the credit ratings of its securities because it does not use the ratings in its credit analysis and therefore does not consider such information to be material or meaningful to stockholders. This approach is consistent with other public mortgage REITs. Recent history has shown that investors often place too much reliance on the ratings assigned by the credit rating agencies rather than evaluating the performance of the underlying loans in the mortgage-backed securities. The Company believes that this overreliance on the ratings may have caused many investors to suffer significant financial losses during the recent mortgage market collapse. The market for the securities in which the Company invests is very efficient, with daily pricing received from third parties. The price of each such security reflects the market’s view on both the credit quality of such security as well as changes in the interest rate environment. In the notes to the financial statements, the Company discloses each security owned and the security valuation in comparison periods, which allows the Company’s stockholders to determine if the valuation of any of the Company’s assets has declined relative to market conditions. As of May 2, 2017, the date on which the Form 10 was filed, the Company owned two securities, each of which had improved slightly in value since their respective purchase dates.

Ms. Jennifer Gowetski

June 12, 2017

The Advisor, page 3

7.    Comment: We note you indicate that the Advisor and Sound Point Capital Management have purchased Class P shares. We also note your organizational chart on page 5. Please briefly clarify the relationship that Sound Point Capital Management, LP has to you as well as Sound Point CRE Management, LP and your sub-advisor, SPCRE InPoint Advisors, LLC.

Response:    The Company has revised the organizational chart on page 5 of the Amendment as requested.

The Sub-Advisor, page 4

8.    Comment: We note your disclosure on page 9 that you will reimburse the advisor or its affiliates (or the sub-advisor on the advisor’s behalf) for out-of-pocket expenses that it incurs in connection with providing services to you. As it appears certain services that your advisor outsources will be reimbursable expenses, if true, please update your disclosure to detail the services that your advisor expects to outsource to the sub-advisor or affiliates and the services it expects to perform with its own employees.

Response:    The Company has revised the disclosure under the heading “The Sub-Advisor,” in response to the Commission’s comment. Please refer to page 4 of the Amendment.

Ownership Structure, page 5

9.    Comment: Please revise your ownership structure to include the percentage ownership held by your advisor and sub-advisor.

Response:    The Company has revised footnote 1 to the diagram under the heading “Ownership Structure” in response to the Commission’s comment. Please refer to page 5 of the Amendment.

Initial Offering Price and Subsequent NAV Pricing, page 6

10.    Comment: Please tell us whether the third-party valuation firm will expertise its valuation of your illiquid investments.

Response:    The Company anticipates that the Valuation Advisor, as defined in the Amendment, will expertise its valuation of the Company’s illiquid investments in accordance with customary practices in the industry. However, the Company has not yet engaged the Valuation Advisor, and therefore, cannot provide affirmative confirmation that the Valuation Advisor will expertise its valuation at this time.

11.    Comment: We note your references throughout the document to the “NAV Pricing Date.” Please revise your disclosure to indicate when you anticipate the “NAV Pricing Date” to occur.

Response:    The Company has revised the disclosure under the heading “Initial Offering Price and Subsequent NAV Pricing” in response to the Commission’s comment. Please refer to page 6 of the Amendment.

Ms. Jennifer Gowetski

June 12, 2017

Distributions, page 7

12.    Comment: We note your disclosure that distributions were declared in an amount equal to 1/365th of $1.92 per share for the period of December 5, 2016 through December 31, 2016, and from January 1, 2017 through February 28, 2017 in an amount equal to 1/365th of $1.92 per share. Please revise to disclose the actual amount of distributions declared per share during the periods disclosed and the source of these distributions.

Response:    The Company has revised the disclosure under the heading “Distributions” in response to the Commission’s comment. Please refer to page 8 of the Amendment.

Fees and Expenses, page 8

13.    Comment: We note your disclosure that you will reimburse your advisor for certain costs and expenses that it or the sub-advisor incurs on your behalf in connection with the offering. Please revise to disclose the total amount of documented costs and expenses incurred to date on your behalf and the estimate of the total costs you expect to reimburse.

Response:    The Company has revised the disclosure under the heading “Fees and Expenses – Organization and Offering Expense Reimbursement” to include the actual amount incurred to date and an estimate of the total amount the Company expects to incur. Please refer to page 8 of the Amendment.

Item 2. Financial Information, page 45

Repurchase Agreements – Real Estate Securities, page 47

14.    Comment: Please expand your disclosure to discuss the material provisions of your repurchase facility, including, to the extent applicable, your period end weighted average haircut.

Response:    The Company has revised the disclosure under the heading “Repurchase Agreements—Real Estate Securities” in response to the Commission’s comment. Please refer to page 47 of the Amendment.

15.    Comment: We note that repurchase agreements are accounted for as secured borrowings. Please revise your disclosures to provide a table showing the average amount of repurchase transactions outstanding during the quarter and the amount of repurchase transactions outstanding as of the end of the quarter. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at quarter end, please explain the causes and business reasons. Also, disclose the maximum balance at any month-end.

Response:    The Company respectfully directs the Commission to (i) the tabular disclosure under the heading “Selected Financial Data” on page 45 of the Amendment, which discloses that the balance of the repurchase agreements as of March 31, 2017 and December 31, 2016 was $3,578,000 and $0, respectively, and (ii) the tabular disclosure under the heading “Net Interest Income” on page 46 of the Amendment, which discloses that the weighted average balance of the repurchase agreements for the three-month period ended March 31, 2017 and inception through December 31, 2016 was $3,576,636 and $0, respectively. There was no significant difference between the average balances for these periods and the balances as of the end of the three-month period ended March 31, 2017 and inception through December 31, 2016. In addition, the maximum month end balance of the repurchase agreement for the three-month period ended March 31, 2017 was $3,578,000.

Ms. Jennifer Gowetski

June 12, 2017

Contractual Obligations and Commitments, page 48

16.    Comment: We note your contractual obligations table excludes expected interest payments. Please revise to disclose your cash requirements for interest on your debt obligations or tell us why such disclosure is not necessary. Reference is made to footnote 46 of SEC Interpretive Release 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response:    Footnote 46 of SEC Interpretive Release 33-8350 provides: “the cash requirements for items such as interest . . . may not be included in the tabular disclosure, but should be discussed if material.” As disclosed in the tabular disclosure under the heading “Selected Financial Data” on page 45 of the Amendment, as of March 31, 2017, interest payable was $3,588, which the Company did not consider material. Accordingly, the Company determined that no further disclosure was required.

Fair Value of Financial Instruments, page 52

17.    Comment: We note that you have received third party quotes on each CMBS investment used in determining fair value. As it relates to your use of third party quotes, please tell us and revise your disclosures to address the following.

•	The number of quotes you obtained per instrument, and if you obtained multiple quotes, how you determined the ultimate value used in your financial instruments.

•	Whether, and if so, how and why, you adjusted quotes you obtained from brokers.

•	Whether the broker quotes are binding or non-binding.

Response:    The Company has revised the disclosure appearing under the heading “Fair Value of Financial Instruments” on page 52 of the Amendment to disclose that:

•	the Company obtained one quote for each of the securities owned by the Company as of December 31, 2016 and March 31, 2017;

•	the Company made no adjustments to the broker quotes it received as of December 31, 2016 or March 31, 2017; and

•	all of the broker quotes received by the Company were non-binding.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 57

18.    Comment: Please identify the natural persons or persons that exercise sole and/or shared voting and dispositive powers over the securities owned by each of the entities identified under this item.

Response:    The Company has revised the disclosure in Item 4, “Security Ownership of Certain Beneficial Owners and Management,” in response to the Commission’s comment. Please refer to page 57 of the Amendment.

Ms. Jennifer Gowetski

June 12, 2017

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 66

19.    Comment: We note your disclosure under this heading that you may compete with other programs that the sub-advisor or the sub-advisor’s affiliates may advise and that the sub-advisor or its affiliates will determine which program is ultimately awarded the right to pursue an investment. We further note your disclosure that the sub-advisor will be required to provide information to your board of directors to enable the board to determine whether such procedures are being fairly applied to you. Please revise your disclosure to state the number and size of the other programs with which you compete for investment opportunities.

Response:    The Company has revised the disclosure under the heading “Competition for Originating, Acquiring, Managing and Selling Investments,” in response to the Commission’s comment. Please refer to page 66 of the Amendment.

Receipt of Fees and Other Compensation by the Advisor and the Sub-Advisor, page 67

20.    Comment: To the extent your advisor or sub-advisor shall be entitled to a termination distribution, please revise to explain how such fee is determined. In addition and to the extent applicable, please revise your risk factor disclosure to describe any risks relating to the difficulty in terminating your advisor and sub-advisor even for poor performance.

Response:    Neither the Advisor nor the Sub-Advisor will be entitled to a termination distribution in the event that either the Advisory Agreement or the Sub-Advisory Agreement is terminated. Upon termination of the Advisory Agreement for any reason, the Advisor will be paid all accrued and unpaid fees and expense reimbursements earned prior to the date of termination, and the Company will reimburse the Advisor for the costs and expenses incurred by the Advisor in connection with the termination and for providing the transition services required; provided, however, that the Company will not reimburse the Advisor for any of its overhead or personnel costs. Upon termination of the Sub-Advisory Agreement, the Sub-Advisor will not be entitled to any further compensation, except that it will be paid by the Advisor all accrued and unpaid fees and expense reimbursements earned prior to the date of termination.

The Company has revised the disclosure under the headings “The Advisor” and “The Sub-Advisor” on pages 3 and 4 of the Amendment, respectively, to clarify that: (i) the Company can terminate the Advisory Agreement without cause or penalty upon a vote of a majority of the independent directors and on no fewer than 60 days’ prior written notice to the Advisor; (ii) the Sub-Advisory Agreement will automatically terminate upon termination of the Advisory Agreement; and (iii) the Advisor can terminate the Sub-Advisory Agreement without cause or penalty upon a vote of a majority of the Company’s independent directors and 90 days’ prior written notice to the Sub-Advisor. The Company believes that there are no material risks to investors relating to the difficulty in terminating the Advisor or the Sub-Advisor even for poor performance.

Item 10. Recent Sales of Unregistered Securities, page 72

21.    Comment: We note your disclosure on page 3 that the advisor and the sub-advisor, together with officers of the advisor and the sub-advisor, have purchased Class P shares. Please revise your disclosure under this heading to clarify the number of shares purchased by officers of the advisor and officers of the sub-advisor.

Ms. Jennifer Gowetski

June 12, 2017

Response:    The Company has revised the disclosure in Item 10, “Recent Sales of Unregistered Securities,” in response to the Commission’s comment. Please refer to page 72 of the Amendment.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Offering and Organization Costs, page F-9

22.    Comment: Please revise to disclose your accounting policy for organization costs. Reference is made to paragraph 720-15-25-1 of the FASB Accounting Standards Codification.

Response:    The Financial Accounting Standards Board Accounting Standards Codification Topic 235, “Notes to Financial Statements,” requires entities to identify and describe those accounting policies that “materially affect the determination of financial position, cash flows, or results of operations,” and provides that such disclosure “shall encompass important judgments as to appropriateness of principles relating to recognition of revenue and allocation of asset costs to current and future periods.” The Company determined that the accounting policy applied to organization costs would not materially affect the determination of its financial position in its financial statements for the year ended December 31, 2016, as such costs comprised less than one percent of the Company’s total liabilities as of December 31, 2016. In addition, since the Company’s organization has been completed, the Company does not anticipate incurring any additional organization costs. Accordingly, the Company determined that it would be inappropriate to disclose its accounting policy for organization costs in its financial statements for the year ended December 31, 2016.

Note 3 – Real Estate Securities, page F-10

23.    Comment: Based on disclosures elsewhere within your filing, we note the two CMBS securities held within your investment portfolio are secured by assets related to the Cosmopolitan of Las Vegas Hotel and Great Wolf Resorts, Inc. Given the investment risk due to substantial asset concentration of your two CMBS securities, please clarify your consideration of providing financial and other information within your filing related to the Cosmopolitan of Las Vegas Hotel and Great Wolf Resorts, Inc. Your response should address the availability of such information and outline the factors considered that support your conclusion.

Response:    As disclosed in the Form 10, the Company’s portfolio currently consists of two assets: (i) $5.4 million in Class E floating rate certificates, which are CMBS representing beneficial ownership in a $1.037 billion mortgage for the Cosmopolitan of Las Vegas Hotel in Las Vegas, Nevada (the “Cosmopolitan Loan”), and (ii) $5.0 million of Class M commercial mezzanine pass-through certificates representing a portion of $1.075 billion in overall financing (the “Great Wolf Loan”) used by an investment management firm to purchase Great Wolf Resorts, Inc. (“Great Wolf”). The Cosmopolitan Loan is secured by The Cosmopolitan of Las Vegas Hotel, which is comprised of two high-rise towers featuring 3,005 hotel rooms as well as approximately 30 restaurants and 111,500 square feet of casino space. At the time that the Great Wolf Loan was originated in May 2015, the collateral for the Great Wolf Loan included (i) eight wholly owned hotel/waterparks and their management/licensing rights; (ii) non-controlling equity interests in two joint ventures that respectively hold two other hotel/waterparks; and (iii) management/licensing rights for three third-party owned resorts.

Ms. Jennifer Gowetski

June 12, 2017

In connection with the preparation of the Form 10, the Company considered, among other things, the feasibility and cost associated with obtaining financial information related to the Cosmopolitan of Las Vegas Hotel and Great Wolf from the unaffiliated parties that would be able to provide such information, as well as the materiality of such information to the ability of the Company’s stockholders to evaluate the risk posed to the Company by asset concentration. The Company determined that it would be inappropriate for the Company to include additional disclosure in the Form 10 related to the Cosmopolitan of Las Vegas Hotel and Great Wolf because (i) the difficulty and relative cost of obtaining such information from third parties would create significant financial and competitive hardships for the Company; (ii) the Company does not believe that such information would meaningfully benefit investors’ ability to evaluate the risk to the Company from asset concentration; and (iii) the Company expects that the risk of asset concentration will dissipate rapidly as the Company acquires additional assets.

Note 4 – Stockholders Equity, page F-11

24.    Comment: Please revise to disclose the tax status of distributions per share pursuant to Rule 3-15(c) of Regulation S-X.

Response:    Rule 3-15 of Regulation S-X, “Special Provisions as to Real Estate Investment Trusts,” sets forth certain disclosure requirements applicable to the financial statements of REITs. As disclosed in the Form 10, the Company intends to operate in a manner that will allow it to qualify as a REIT for U.S. federal income tax purposes commencing with the taxable year ending December 31, 2017. The Company evaluated the applicability of Rule 3-15 in connection with the preparation of its financial statements for the year ended December 31, 2016 and the three months ended March 31, 2017, and determined that the provisions of Rule 3-15 will not apply to its financial statements until such time as the Company elects to be taxed as a REIT. This position is consistent with the disclosure included in the financial statements of other corporations that have not yet elected to be taxed as a REIT, although they intend to do so. See, e.g., Quarterly Report on Form 10-Q for the three months ended March 31, 2017 filed by Blackstone Real Estate Income Trust, Inc. with the Commission on May 5, 2017.

Note 7 – Transactions with Related Parties, page F-11 to F-12

25.    Comment: We note that you have distinguished deferred offering costs and offering expense reimbursements within your due to related parties balance. Please clarify to us the differences between the two categorizations of offering expenses and explain the rationale for differentiating offering expenses in such a manner.

Response:    The reference to expenses of $7,518 in footnote 1 on page F-12 represents organizational expenses related to formation of the Company. The presentation of total organization and offering expenses in the table on page F-12 is correct and the separate disclosure in footnote 1 on page F-12 is neither required nor material. To the extent that the Company includes disclosure that distinguishes between offering expenses and organization expenses in future periods, it will revise the disclosure to clarify the distinction.

Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4417.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

cc:	Mitchell Sabshon, InPoint Commercial Real Estate Income, Inc.

Jason W. Goode, Alston & Bird LLP